ADITYA BIRLA GROUP

Ref: AM:PVK:1319:2008

Date: 13th June, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

SUPPL

PROCESSED
JUN 20 2008
THOMSON REUTERS

RECEIVED
2008 JUN 18 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Further to our Notice dated 5th June, 2008, please be informed that our Board, in its meeting scheduled on 20th June 2008, will consider as part of the agenda a comprehensive financing plan for take-out of the existing bridge financing for acquisition of Novelis. This take-out financing must be in place by 10th November 2008. The financing plan will evaluate various options including an equity rights issuance.

Thanking you,

Yours faithfully,
for Hindalco Industries Limited

08003320

ANIL MALIK
Asst. Vice-President &
Company Secretary

Jlw 6/18

END